Exhibit 4.5.18

Resolutions adopted by the Board of Directors of
Conexant Systems, Inc. on February 25, 2004

APPROVAL OF ASSUMPTION OF GLOBESPANVIRATA STOCK PLANS, GLOBESPANVIRATA ESPP AND GLOBESPANVIRATA RETIREMENT SAVINGS PLAN

           RESOLVED FURTHER, that the Company’s assumption, pursuant to the terms the Merger Agreement and effective as of the Effective Time, of those compensation and benefit plans listed below (the “GlobespanVirata Stock Plans”), the Globespan Semiconductor, Inc. Employee Stock Purchase Plan (the “GlobespanVirata ESPP”) and the GlobespanVirata Retirement Savings Plan (together with the GlobespanVirata Stock Plans and the GlobespanVirata ESPP, the “GlobespanVirata Plans”), sponsored by GlobespanVirata immediately prior to the Effective Time, together with any and all sub-plans, agreements, undertakings or other obligations thereunder, including but not limited to any obligations in respect of outstanding stock options, stock appreciation rights or restricted stock, be, and it hereby is, authorized and approved, and in connection with such assumption, (i) the Company shall be deemed to be “the Corporation” or “the Company”, as applicable, for all purposes under each of the GlobespanVirata Plans, (ii) all references to the common stock, par value $.001 per share, of GlobespanVirata stock (“GlobespanVirata Common Stock”) shall be to the common stock, par value $.01 per share, of the Company (including the associated preferred share purchase rights, “Company Common Stock”) and (iii) the remaining numbers of shares of Company Common Stock available for awards under the GlobespanVirata Stock Plans and the GlobespanVirata ESPP following the Merger shall be adjusted to give effect to the Merger exchange ratio of 1.198:

1.	GlobespanVirata, Inc. 1999 Equity Incentive Plan

2.	GlobespanVirata, Inc. 1999 Supplemental Stock Option Plan

3.	Amended and Restated GlobespanVirata, Inc. 1999 Stock Incentive Plan

4.	Globespan Semiconductor, Inc. 1996 Equity Incentive Plan

5.	Globespan Semiconductor, Inc. 1999 Directors Stock Plan

6.	T.Sqware, Inc. 1997 Option Plan

7.	T.Sqware, Inc. 1997 Stock Option Sub Plan for French Employees

8.	GlobespanVirata 2000 Stock Option Sub Plan for French Employees

9.	Internext Compression, Inc. 1997 Equity Incentive Plan

10.	iCompression, Inc. 1998 Equity Incentive Plan

11.	ATecoM, Inc. 1996 Stock Plan

12.	Ultima Communication, Inc. 1999 Stock Option/Stock Issuance Plan

13.	Virata Corporation 1999 Non-Employee Director Compensation Plan

14.	D2 Technologies, Inc. Tandem Stock Option Plan

15.	Inverness Systems Ltd. Share Option Plan

16.	Agranat Systems, Inc. 1996 Stock Option Plan

17.	Excess Bandwidth 1998 Equity Incentive Plan

; and

APPROVAL OF ASSUMPTION OF CERTAIN GLOBESPANVIRATA STOCK OPTIONS

           RESOLVED FURTHER, that the assumption by the Company, pursuant to the terms of the Merger Agreement and effective as of the Effective Time, of options outstanding as of the Effective Time (“GlobespanVirata Options”) granted under the GlobespanVirata Stock Plans with respect to shares of GlobespanVirata Common Stock (as adjusted and converted into options with respect to shares of Company Common Stock pursuant to the terms of the Merger Agreement and the GlobespanVirata Stock Plans), together with any and all agreements, undertakings or other obligations pursuant thereto, be, and it hereby is, approved, and in connection with such assumption, the Company shall be deemed to be “the Corporation” or “the Company”, as applicable, for all purposes under each of the GlobespanVirata Options and all references to GlobespanVirata Common Stock shall be to Company Common Stock; and